Exhibit 99.4

Press Release

Sanofi, Formation Bio and OpenAI announce first-in-class AI collaboration

Paris, New York, N.Y., and San Francisco, CA, May 21, 2024. Sanofi, Formation Bio and OpenAI are collaborating to build AI-powered software to accelerate drug development and bring new medicines to patients more efficiently. The three teams will bring together data, software and tuned models to develop custom, purpose-built solutions across the drug development lifecycle. This represents a first collaboration of its kind within the pharma and life sciences industries.

Sanofi will leverage this partnership to provide access to proprietary data to develop AI models as it continues on its path to becoming the first biopharma company powered by AI at scale.

Paul Hudson

CEO, Sanofi

“This unique collaboration is the next significant step in our journey to becoming a pharmaceutical company substantially powered by AI. Next generation, first-of-its kind AI model customizations will be an important foundation in our efforts to shape the future of drug development for pharma and for the many patients waiting for innovative treatments.”

OpenAI, the world leader in AI technology, will contribute access to cutting-edge AI capabilities, including the ability to fine-tune models, deep AI expertise and dedicated thought partnership and resources.

Brad Lightcap

COO, OpenAI

“There is massive potential for AI to accelerate drug development. We are excited to collaborate with Sanofi and Formation Bio to help patients and their families by bringing new medicines to market.”

Formation Bio, an AI and tech-driven drug developer with its own pipeline of drug assets, will provide extensive engineering resources, experience operating at the intersection of pharma and AI, and its tech-driven development platform to design, develop and deploy AI technologies across all aspects of the pharma lifecycle.

Benjamine Liu

Co-Founder & CEO, Formation Bio

“I firmly believe that by combining our strengths, Sanofi, OpenAI and Formation Bio can reimagine drug development in the pharma industry. By creating and implementing customized AI agents and models designed for our industry, companies like Sanofi and Formation Bio can begin to scale with unprecedented productivity and transform the pace at which we bring new medicines to patients.”

The potential positive impact of AI for patients waiting for new treatments is tremendous and Sanofi, Formation Bio and OpenAI plan to lead the way for drug developers.

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About Formation Bio

Formation Bio is a tech-driven and AI-native pharma differentiated by radically more efficient drug development. Advancements in AI and drug discovery are creating more candidate drugs than the industry can progress because of the high cost and time of clinical trials. Recognizing that this development bottleneck may ultimately limit the number of new medicines that can reach patients, Formation Bio, founded in 2016 as TrialSpark Inc., has built technology platforms, processes, and capabilities to accelerate all aspects of drug development and clinical trials. Formation Bio partners, acquires, or in-licenses drugs from pharma companies, research organizations, and biotechs to develop programs past clinical proof of concept and beyond, ultimately helping to bring new medicines to patients.

“Formation Bio” and “TrialSpark” are trademarks of TrialSpark Inc.

About OpenAI

OpenAI is an AI research and deployment company. Its mission is to ensure that artificial general intelligence benefits all of humanity.

This partnership was led by OpenAI’s COO and approved by its independent Board of Directors.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Formation Bio Media Relations

press@formation.bio

OpenAI Media Relations

Steve Sharpe | + 1 650 224 2362 | ssharpe@openai.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates,

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volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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